Exhibit 3

GOL Announces September 2009 Traffic Figures

São Paulo, October 5, 2009 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), Latin America’s largest low-cost and low-fare airline, announces its preliminary traffic figures for September 2009.

Management Comments

In September 2009, GOL recorded a 26.6% year-on-year growth in air traffic demand due to the following factors: (i) the increased supply and improved distribution of seats due to the merger of GOL and VRG’s operations in 4Q08; (ii) the continued revitalization of the SMILES program (Latin America’s largest mileage program with more than 6.4 million members) and (iii) fiercer competition in the domestic market, with successive fare reductions that drove up demand sharply in September.

In this scenario, domestic market demand moved up by 36.4% over September 2008 and by 6.5% over August 2009. However, the factors behind this demand increase were partially offset by the fewer number of days in September compared to August. International demand dropped by 22.4% year-on-year due to the reduction in the supply of seats on less profitable international routes.

In comparison with August 2009, international demand rose by 21.1% due to the same factors that drove domestic demand and the recovery of traffic to Chile and Argentina, since the end of winter has led a substantial reduction in H1N1 flu cases.

On the capacity front, seating capacity per kilometer flown climbed by 8.7% over September 2008, mainly due to the expansion of the operating fleet and a 4.2% decline in consolidated capacity in comparison with August 2009, due to the reduction in the supply of seats in the international market.

Operating Data	September 2009 *	September 2008 *	% Chg. (YoY)	August 2009 *	% Chg. (MoM)
Total System
ASK (mm) (1)	3,289.7	3,027.4	8.7%	3,432.6	-4.2%
RPK (mm) (2)	2,184.6	1,725.3	26.6%	2,025.9	7.8%
Load Factor (3)	66.4%	57.0%	9.4 pp	59.0%	7.4 pp
Domestic Market
ASK (mm) (1)	2,922.1	2,547.5	14.7%	3,019.0	-3.2%
RPK (mm) (2)	1,962.6	1,439.3	36.4%	1,842.6	6.5%
Load Factor (3)	67.2%	56.5%	10.7 pp	61.0%	6.2 pp
International Market
ASK (mm) (1)	367.5	479.9	-23.4%	413.5	-11.1%
RPK (mm) (2)	222.0	286.0	-22.4%	183.3	21.1%
Load Factor (3)	60.4%	59.6%	0.8 pp	44.3%	16.1 pp

( * ) September 2009 preliminary figures; September 2008 and August 2009 ANAC figures.

In line with its focus on optimizing operating profitability, the utilization ratio of GOL’s operational fleet (measured in block hours) remained above 12 hours/day.

As a result of the highly competitive price scenario in the domestic market, at unsustainable levels, average net yield in September was around R$17.00 cents, taking the quarterly yield to slightly to approximately R$19.00 cents.

Despite the decrease in average net yield, the Company has maintained its operating cash generation in line with the two previous quarters.

Operating Data	3Q09	3Q08	% Chg.	2Q09	% Chg.
Total System - Quarter
ASK (mm) (1)	10,212.7	9,909.3	3.1%	9,635.2	6.0%
RPK (mm) (2)	6,705.8	5,942.5	12.8%	5,794.7	15.7%
Load Factor (3)	65.7%	60.0%	5.7 pp	60.1%	5.5 pp

(1)	Available seat kilometers, or ASK, represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.
(2)	Revenue passenger kilometers, or RPK, represents the number of kilometers flown by revenue passengers.
(3)	Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.
Investor Relations
Leonardo Pereira - CFO and IRO Rodrigo Alves - Head of IR Phone: (11) 2128-4700 E-mail: ri@golnaweb.com.br Website: www.voegol.com.br/ri Twitter: www.twitter.com/GOLInvest	About GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost airline in Latin America, offers around 800 daily flights to 49 destinations that connect all the most important cities in Brazil and ten major destinations in South America. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. The Company’s service is recognized as the best value proposition in the market.

Corporate Communication Phone: (11) 2128-4413 comcorp@golnaweb.com.br

Media Relations Edelman (U.S. and Europe): M. Smith and N. Dean Phone: 1 (212) 704-8196 / 704-4484 meaghan.smith@edelman.com or noelle.dean@edelm%an.com	This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.